October 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field

Susan Block

Kristin Lochhead

Kate Tillan

Re:	Galecto, Inc. Registration Statement on Form S-1, as amended (Registration No. 333-249369)

Dear Mr. Field:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Galecto, Inc. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 2,000 copies of the preliminary prospectus dated October 22, 2020 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

SVB LEERINK LLC

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several underwriters

[SIGNATURE PAGE FOLLOWS]

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]